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                                 March 27, 1997



Via EDGAR and via Federal Express


U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Filing Desk


            Re:   CKS Group, Inc.
                  Withdrawal of Registration Statement on Form S-3 File No. 333-18085


Ladies and Gentlemen:

     CKS GROUP, Inc. (the "Company") filed a Registration Statement on Form S-3 (File No. 333-18085) with the Securities and Exchange Commission (the "Commission") on December 17, 1996 to register shares of Common Stock which the Company expected to issue to Donovan & Green, Inc. ("D&G") in connection with the closing of the acquisition (the "Acquisition") of the assets of D&G pursuant to the Asset Purchase Agreement dated October 4, 1996 between the Company, D&G and the shareholders of D&G (the "Purchase Agreement").

     The Company hereby requests that the Commission withdraw such Registration Statement on Form S-3 (the "Form S-3"). The Form S-3 is being withdrawn due to the fact that subsequent to the filing of the Form S-3, the Purchase Agreement was amended such that no shares of Common Stock the Company were issued to D&G in connection with the closing of the Acquisition, although such shares may be issued to D&G in the future. The Company further advised the Commission that no shares of Common Stock of the Company sought to be registered pursuant to the Form S-3 have been issued.

     Please stamp the enclosed additional copy of this letter with the date of receipt and return it to the undersigned in the envelope provided.

     If you should have any further questions regarding this request for withdrawal, please do no hesitate to contact me at (408) 366-5100 or Ramsey Hanna of Wilson, Sonsini, Goodrich & Rosati, our legal counsel, at (415) 493-9300.


                                        Very truly yours,


                                        /s/ Robert T. Clarkson
                                        Executive Vice President


cc:   Steven C. Duvall, Esq.
      Doreen Miller, Esq.